Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Adobe Systems Incorporated:

We consent to the use of our report dated January 27, 2011, with respect to the consolidated balance sheets of Adobe Systems Incorporated and subsidiaries as of December 3, 2010 and November 27, 2009, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 3, 2010, and the effectiveness of internal control over financial reporting as of December 3, 2010 incorporated herein by reference.

Our report on the consolidated financial statements refers to changes in the accounting for multiple element revenue transactions and tax uncertainties in fiscal years 2010 and 2008, respectively, resulting from the adoption of new accounting pronouncements.

/s/ KPMG LLP

Mountain View, California

October 7, 2011